Exhibit 99.1

Cognos, Incorporated

Conference Call

November 12th, 2007

Male Speaker:                The fax machine is going to be down.

Rob:                                                                       That’s clear.  Good afternoon everyone.  Could we all take some seats.  Those of us that can actually take seats could we take some seats?  Great.  This has to be the biggest staff meeting I’ve ever seen.  I guess the other ones weren’t that interesting.

Thanks everybody for joining us this afternoon.  I assume everyone has seen the news that came out this morning.  We’re here today to talk a little bit, educate you a little bit about what’s happened, what’s transpired.  Before that, I do want to do two things.  I want to say that everything we do now until this acquisition closes is subject to pretty serious regulatory restrictions.

So, 1) there’s only so much that we can say, and 2) everything we say today is going to be recorded and filed with the SEC.  So, we want to encourage people to ask questions at the end because we would like to have a good Q&A.  We just want everyone to know that we will file a document with whatever I say and Peter says and Les says in some of the questions.  It’s just a regular process of how we go through these things.  So, that’s the first thing.

The second thing I would like—before I start I would just like to take a second and introduce some members of the IBM team that are here with us today that some of whom we’ve been working with for the last 60 days on this and some we’ve just, come to know this morning.  And I’m just going to read from the list because I don’t want to leave anybody out and maybe you could stand up.

We’re going to start—you’ll meet in a moment Ambuj Goyal, who leads information management at IBM.  We have Tom Fleming who heads human resources for the software group.  Mohamad Ali, who has really been a big part of helping Ambuj get this done.  Marc Andrews, who is the program director in data warehousing.  And Mark Gabrielson, executive assistant to Ambuj.

Welcome to Cognos and thanks for joining us for this meeting.  So, let me—I have had—I thought a lot about how I would make this short presentation to you this morning.  Normally, I’d just get up here and fumble about and you all know that, but I have thought a lot about, you know, addressing you this morning with this very significant change how serious it is.

And I have to reflect that I’ve had two months to deal with this.  I’ve had 45 days to understand it, get to know it, get excited about it.  And I have a lot of things to say about my excitement as does Les and Peter in a moment for what this represents.

But I really want to start, I guess, by trying to put myself in your position a little bit back to when I first got a call from Ambuj.  I happened to be on a golf course on a Friday afternoon.  And my own sort of shock at the time, I’m trying to be realistic with how some of you are feeling and some of you I know are uncertain and what does this mean for me, and, you know, will there be layoffs, and will I have a job.

And so, I wanted to talk about that first.  Normally, we’d leave that later after we tell you about how wonderful everything is, but I just want to tell you first of all we don’t have all the answers today.  We don’t know exactly we’re going to work with the IBM team now that this is announced.  We’re going to put together an integration plan.

We don’t have all the answers, but I’m going to tell you there’s a whole bunch of reasons why you should feel, you know, good about where we’re at and where we’re going to go, but we don’t have all the answers for you.  What I am committing to you is that we will communicate openly and often about what’s happening and what the plan is throughout the departments in the company because it is a bit of an unsettling time for many people.

And some departments are going to feel a little bit more unsettled than others, and I’ve talked to some of them this morning.  So, our commitment is open, honest communication throughout this process to make sure that, you know, we’re trying to deal with your uncertainty, your issues as they come up.

But all in the context of what is really, really a great event for the company, for our employees, and for our shareholders.  I’m going to talk about that in a moment.  So, you have that commitment from us.  We will work very hard to—the IBM team has already been asking us when can we come and help and, you know, very, very skilled at this process in terms of the communication side of it.

So, I can commit to you that we will communicate often and that process will start right away.  I’m already meeting with teams and I know my executives are meeting with teams already and we’re getting on the road next week to Europe to meet in a couple offices with people to talk to them about this.

So, I want to try to get everybody to, you know, relax as best they can.  As soon as we know something, we’ll tell you.  So, with that said, I want to talk about why I’m so excited about this.  Why this is such a great opportunity for the entire Cognos team.  A little bit about how we’re messaging it to the marketplace.  Ambuj is going to talk a little bit about IBM’s strategic rationale.  Peter and Les are going to talk about what it means in products and GST.  And then we’re going to have a question and answer period.

So, let’s start with, you know, exactly what we announced this morning.  We announced that IBM has agreed to acquire Cognos for $5 billion in total, a price of $58 per share in cash.  That the acquisition is subject to regulatory approval.  We would expect that regulatory approval and the appropriate filings will take us until about—sometime in the calendar first quarter.  We would think kind of, you know, sort of February—sometime in the February timeframe is probably a reasonable place to think about when this might close.

And that between now and then where we have the IBM team here and we’re going to start on planning and we’re going to start communicating with you we really do operate as two separate companies.  I think anyone who was involved in the very recent Applix acquisition will understand during this period we need to operate separately when it comes to how we address the market and customers and what not we really need to be independent companies.

The—elements of the acquisition—first of all Cognos will become an independent—well, independent separate segment within the IBM information management group.  Ambuj is going to talk a little about where that sits in IBM and how we’ll create that segmentation.

But what attracted—one of the things that attracted IBM to Cognos was the fact that we’re so much like them and that they try to approach the world in a world of open standards, heterogeneous environments, European neutrality.  And they understand for us to really continue to drive our vision that we need to be able to create this separate segment within IBM.

We don’t know for sure exactly what’s going to happen post acquisition, but Steve Mills who leads—who’s Ambuj’s boss and leads all software at IBM this morning did say on a call with the media that absolutely they’re going to keep the Cognos brand and name.  It’s got good recognition in the marketplace, that that’s very important.

While they won’t officially I don’t think announce that until after the close, Steve Mills did say that this morning and that’s I think a really good sign of the importance that we’re going to provide to IBM.  I’m going to lead the segment.  My—Ambuj effectively becomes my new boss.  I’ll lead the segment with IBM.  My excitement about the opportunity is a combination of what I think is great for everybody and while I think it’s a great opportunity for me too.

And so I plan to stay with the segment and continue to drive the vision that we’ve been driving and take advantage of the other things that Ambuj and his team bring to the table to make that vision even better.

The management team has signed up and part of this Les leading the global solutions team, Peter on the product side have both committed as I have to be a big part of this as we drive it forward, and I think that’s great.  Because we can carry on the tremendous momentum that we’ve seen, and you can be assured that there’s going to be familiar faces around for you to be comfortable, you know, to come and talk to us and, you know, that you’re going to keep hearing from the same people.  For some of you that might be good, for some of you that might not be so good.

You’re going to keep hearing my bad jokes as we go here in these staff meetings.  So, that’s a great thing.  I’m very excited.  I know Les and Peter they’re going to share their excitement when they get up in a moment.

I will say that Tom and John Jussup will be in transitional roles.  Those are very lengthy transitional roles, but they will be in transitional roles for sure.  And Philippe will be in a shorter transitional role than John and Tom will be in.  And we will as we—that becomes more concrete we’ll share that with you.

So, why is this good for us?  I’m sure there’s a lot of you sitting out there asking, jeez we just had a staff meeting two months ago and Kathy Wilhide was here from IDC and she said boy this is great you guys are a specialist and, you know, we’ve been driving the independent strategy.  So, I could only imagine some of you are out there thinking, well, Rob, jeez if we’re so great to be independent why did we do this.

Well, a whole number of reasons I want to talk about.  First of all, our independent strategy, which was, you know, we believe key to the marketplace involve a very important partnership and that was IBM.  You know if we’re going to be independent in the market, we had to go—the only other person we really thought was independent in the marketplace as it related to performance management and business intelligence.  No ERP affinity, open standards and so we nurtured a relationship with IBM that goes back, it actually goes back 15 years, but it was really beyond performance management I think more relevantly the last couple of years.

Very significantly IBM came to us 18 months ago and said, let’s ratchet it up we’re really interested in this part of the market.  We like the partnership, and we became the strategic alliance partner of IBM 18 months ago.  You know, that’s terrific, continue to drive this independent approach, two very independent players in the marketplace.

IBM about roughly a month and a half-ago Ambuj called me and said, you know what, we really like this partnership.  We really like this market area why don’t we do this together?  Why don’t we take our view of the world, which is very much independent, neutral, open standards based, why don’t we take that—why don’t we combine that with the great things you’ve done at Cognos, so you can still be neutral to the ERP sources.  You can still haven an open approach, you can still be very modular in how we deal with our customers.

But there’s a whole bunch of new things we bring to the table.  We can provide scale like you’ve never seen.  We have people in geographies you’re not going to be in for 20 years.  We have access to accounts.  We have I don’t know how many thousands of sales reps.  We have thousands and thousands of sales reps out there in the marketplace.  We have prop leverage.

Peter is going to show you the chart that Kathy Wilhide showed at our staff meeting a short while ago and were BI is going in a bunch of important areas that we need to address. Guess what?  IBM already has them.  Information integration, master data management, which happens to be very synergistic and complementary to the great innovative work we’re doing here around—we like to call it master dimension management, but very complementary.  Content management, search, all these key capabilities that really combined with the scale that we can operate on creates an opportunity (inaudible) that has leadership in this space.  Ambuj is going to talk a little bit about their view of that.

So, when, you know, we put those two things together we just thought this is just such a great opportunity and very unique in the acquisitions that we’ve seen in the marketplace up till now in that there is virtually no product overlap.  This is all about opportunity.  If you’ll look at business objects in the SAP and a mix of all kinds of products to rationalize Oracle and Hyperion IBM and Cognos together are going to start at the starting line and just go when we get the appropriate regulatory approval for this acquisition because it’s all about leverage.

And that’s something we learned when we began talking with the IBM team that month and a half ago was that their post acquisition is different.  And as I talked to people this morning I point them to an article in the Wall Street Journal if you go and if you Google IBM software acquisitions, you’re probably going to get an article from the Wall Street Journal that appeared sometime this summer about the successful track record at IBM of acquiring and growing the acquired businesses.

And their focus from day one has been about growth, not about how do we get earnings synergies.  Earnings synergies comes with cutting costs.  The whole approach to them getting to know us through this diligence process has been where do we need to invest.  Where can we invest for more product opportunities.  Where can we invest in new geographies.  Invest, invest, invest, so it’s all about growth, it’s not about how do we take cost out to drive an earnings result, which is what a lot of other companies do.

So, when I stand up here and I talk about—go back to the earlier part of my conversation that I want people to try first of all absorb some of the shock that you’ve experienced this morning.  I want you to know that our approach here is to drive growth and opportunity.  Now, clearly with that we will deal with some redundancy and as I said, our commitment to you is open communication and a desire to get people into jobs everywhere.  IBM is a very big company in Canada and lots of opportunity.  We live in a global environment now.  So, our objective is to make sure that we’re providing jobs for everybody we absolutely can.  But it’s inevitable there will be some redundancy.

But in the context of an environment where we’re putting together two companies with no overlap we have a great opportunity.  In the market we have a great opportunity for you as individuals for growth.  We have a great opportunity to really realize the vision that we set out for many years now to achieve.  And I feel very, very good about our opportunity to make this just a win-win for everybody.

The one last point I’d make on kind of thinking through this acquisition and getting to know the IBM team is just the incredible complementary nature of our culture.  We’ve gotten to know IBM through partnership.  For me as a CEO and for our Board, it’s a wonderful thing when we can align shareholder’s interest with employee and customer interest.  It doesn’t always happen.

And our first job, frankly, is having fiduciary responsibility as a public company is our shareholders.  With this acquisition we can align the shareholder’s interest, which we think is a good price for our shareholders with a great, great home for employees and a great opportunity for our customers to experience better, broader solutions in the marketplace.

So, put it all together it’s a great opportunity for everybody.  It is a great adventure in how to embark on the next well 30 years of Cognos in the marketplace and partnership with IBM I think is a great opportunity for all of us and, you know, while I’m tremendously excited about it, I’m also sympathetic to the people out there who are going to be a little bit uncertain.  We’re going to balance those two things and we’re going to get a great result for this company and for this team.

Get the slide (inaudible).  Nope.  Back here.  In terms of—I think I’ve covered pretty much all of this actually in my—here it is.  This is what I was looking for.  In terms of our communication to customers and partners and I’ve been on the phone this morning, Les has been on the phone, Peter has been on the phone the response from customers has been terrific.

Their needs in BI and performance management have reached such levels in terms of their need for services, their connection to new capabilities that they see this is a very positive thing and they love the fact that there’s no product overlap.  So, you know, all we’re going to do is we’re going to keep driving forward here with the key things that we’ve been doing of our customers.  The 8.2 product cycle, 8.3, which will be available very shortly.

I think, you know, I mentioned some of the product leverage opportunities that we’ve got listed here just a—you know, all across the board it’s hard to imagine a better opportunity for us and our customers.

So, with that I’m going to leave my remarks there.  I’m going to introduce Ambuj in a moment.  But we will be back for Q&A.  I’ll be back for Q&A.  I really do want to take all the questions that you’ve got.  So, Ambuj is with us today.  Ambuj is the general manager of the information management group within IBM.  He’ll kind of position that for you so you understand where that is.  He’s a 25-year veteran of IBM and the Chief Technology Officer application integration middleware, VP services in software.  He has a Ph.D. in electrical engineering from the University of Texas, which means he’s really smart.  So, Ambuj, if you could come on up.  A warm round of applause for him.

Ambuj:                                                        (Inaudible), and thank you.  Thank you for being here and, Rob, thank you for asking me to be here.  People ask me why is that red seat in your picture.  I was kind of joking around with one of the—the photographer and he said, we want that red seat in the picture.  I said why do you use it, he said, anybody who doesn’t meet his numbers or her numbers sits in this seat and then we have that conversation.  So, that’s the hot seat.  They decided to use the picture here.

Anyway, Rob was asking me—Rob and I were thinking about, you know, we haven’t had a photo opportunity for a long time, so Rob said if you come to Ottawa there’s a lot of press and they can take a photograph of you, so there’s a great photo op.  I said, how much is it going to cost me.  He says $5 billion.  I said, okay.  So, that’s why we are here for a photo opportunity.

Now, how many of you know Wayne Brady?  Who’s line is it anyway?  Do you know him?  So, we asked him to do a special segment on Cognos, so let me play that video for you and then I’ll come and give you some of my remarks.  So, if you could play the video?

(VIDEO)

Ambuj:                                                        So, I thought I would use that.  That was last year’s information on demand conference in Anaheim and Carolyn Seymour was going, I want to be in the video.  And Wayne Brady did that and I thought I would use it because he was so clear (inaudible), he said 2008 coming to Broadway in New York.  So, first quarter 2008 hopefully we will close the deal and be there.

But I’ll spend a few moments talking to you about our overall software business and where we fit in and what we intend to do.  And I won’t walk you through the three or four slides we have, but it’s important for you to know that IBM’s software is approximately a $18.2 billion business.  It’s a huge business.  It includes all the operating systems like ZOS, CRX and others that we do.  What we call branded middleware is about $11 or $12 billion business.

And we go to market through five brands.  And brands are, or segments:  Systems management, which is (inaudible) collaboration, Lotus, Websphere, which is the transaction management environment development tools, which are basically rationale portfolio.  Information management is everything to do with data and content.

Now, in the past we had invested quite a bit in databases and content management systems, but over the last two or three years we have been investing in something we call an information on demand strategy.  Now, information on demand is a slogan, but information on demand is also a value proposition.  It’s not a product.  It’s about unlocking the value of information.  Harnessing it and delivering value to the end client.

And we invested in infrastructure what enterprise information management infrastructure things like warehousing, things like federation, information integration, media data management.  Things that are related to infrastructure.  And that has done very well for us.  In fact, I’ll show you a chart on how our performance has improved in that particular domain.

But this acquisition or this merger is about taking the next step.  We always miss the user interface, not only just the user interface, but to make sure that the business performance that is led off of the dashboard off of the user interface when we go into a CFO office or go into a call center or go into a person doing market maximization in retail having the front end applications is an important part of the business.

So, we chose that while we had the infrastructure capabilities we wanted to continue to expand our market and go into the space of business intelligence and performance management.  Clients are looking for single integrated solutions while maintaining individual choices associated with databases and integration technologies and others and we intend to maintain that strategy.

Our information management is a large portion more than one-third of total branded middleware and it’s growing very nicely over our information on strategy—information on demand strategy has led to a significant growth for our business.  We are—according to IDC and Gartner we do not share our numbers externally according to IDC and Gartner.  Information management is about $5 billion or a little bit more in terms of dollar amount that’s the size of the business.  And it grows 14% over the last four quarters 20% it adds significant amount of money to the IBM Company.

IBM profitability while IBM’s total revenue is about $95 billion, $18 billion being software that is about what one-fifth, our profitability is about 40%.  Forty percent of all of IBM’s profit is delivered out of software.  When Sam (inaudible) RCU stood in front of the—the security analysts in May he said over 2010 you will see our investments more in software because we believe by 2010 more than half or approximately half of our profit will come from software.

That means that it also requires not only organic investments, but continue to involve acquisition investments as well.  In information on demand over a period of time this is our 23rd acquisition.  Given that we do billions of dollars worth of organic investments, it’s not purely acquisition-based strategy, it is both the organic, as well as an acquisition based strategy because the opportunity is so large in the IBM Company.

When we spend time, effort in an (inaudible) information project, we also leverage the rest of the IBM.  When we do our warehousing projects it’s hardware, software, and services.  When we do a (inaudible) data management project, it’s software, hardware and services.  When we do business intelligence or performance management software it’s hardware, software, services.  Because this particular part of the portfolio has tremendous leverage for IBM.

Many of the joint lines that we have like Canadian Tire or Blue Cross/Blue Shield of Tennessee or NYPD, we work together to leverage all of the portfolio that we have and we have been partnering very well together.  And clients are continuously asking us to deliver the integrated value proposition.

Rob mentioned that in terms of our portfolio we have three businesses already.  Data management, which is database; content management, which is documents, forms, and processes associated with that; as well as information infrastructure, which is information integration, capabilities of both federation and EDL tools.  Business intelligence and performance management would be the fourth segment of this particular business.

What it says is that is has a—many ways the value proposition associated with going and attacking a market, which is associated with business intelligence and performance management, but also creates opportunity to leverage what we have.  It doesn’t mean that every BI and PM project would run on IBM content manager or IBM information integration technology, but it has the opportunity for leverage.

So, it will be an independent segment, independent in the sense that it has a separate sales force, marketing and so on and so forth.  But it leverages the lots in information management as information management leverages the logs in software group and software leverages the lots in terms of the geography and industries across the board from the IBM company.

So, you know all of this and I’m going to really actually skip this.  This—all it says is this acquisition couldn’t be more synergistic in terms of value provided to Cognos clients and value provided to IBM clients.  We can expand Cognos in business by delivering more capability across industries and geography and Cognos can expand IBM’s capability by creating beyond—by leading BI in performance management and leveraging what IBM has to drive more value for our clients.

So, 15 year partnership—we’ve been dating too long it’s time to commit.  Okay.  That’s all I could say.  But more importantly, we work with many other partners as well.  One of the things that we have built our business around over the last 10 years is around open standards.  What you do and what we do is so consistent that integrating our capability and your capability should be just a piece of cake.  A simple matter of programming.  Peter will just tell you that.  It’s not that hard.  We will—just ask us when the next releases are we will commit them right here.

Minimum overlap in product and, of course, strong history of working in an ERP neutral way.  Just imagine a world where Business Objects goes in and they say that we are part of SAP if the acquisition closes.  And we do a great job of integrating every SAP’s competition and that’s a hard thing to swallow.  We have built a middleware strategy that says we are neutral to any ERP vendor or the top-level application provider.  And that’s a huge advantage to us.

As an independent company, Cognos had that value proposition and as the thing closes it’s so consistent to our strategy that nothing should change in terms of our strategy and direction.  And, of course, you heard the synergy associated with it.  This is the chart we are using and this is my last chart.  What is happening for our client?  We have Cognos’ clients and we have IBM’s clients and then your clients.

Cognos being the leader in BI and performance management and IBM has the largest—is the largest provider for hardware for BI and performance.  We are the leader in information integration, warehousing and

(inaudible) data management combined and IBM’s global services practice is listed as the number one provider in BI practice.

While we provide individual value proposition, so there may be clients who choose individual product lines for individual services and we meet the client where they are we don’t force our rip and replace strategy, but those clients who are looking an end to end value proposition, this couldn’t be a better combination if consummated.

Thank you very much for your time and with that, Rob?

Rob:                                                                       Don’t go away we’re going to start the integration plan right now and we’re going to create some SeNs fans here in the IBM team.  We’re 14 and 2, so go back and tell those Rangers or Islanders or whoever you cheer for—that looks great.  Perfect.  Thank you.  Ambuj.  Ambuj.

Ambuj:                                                        Five billion dollar worth of (inaudible).

Rob:                                                                       A very expensive sweater.  Great.  Thank you.  Thank you, Ambuj.  Now, to talk a little bit—well, I’m going to talk about the next steps here and I’m going to use the aid of the slide here.

So, we’re beginning the integration planning right away.  During this period we are allowed to plan and that’s what allows us to communicate openly about what we’re planning on doing, you know, where we’re going to invest, what we need to do.  We will hold a number of meetings for people what to expect.  We have calls tomorrow with the Applix employees.  You could imagine the Applix employees are kind of shaking their heads thinking, you know, before you just got home from holiday yesterday can you imagine the poor Applix employees.  Right.

Andrew Lee joined us this morning from (inaudible) Oracle.  And I just saw him when I walked in and I thought oh my God.  You can imagine our poor Applix employees that we’re just, you know, the terrific part of what the Cognos team is now and something that IBM Company it really, really likes the whole Applix And we want to make sure those people are feeling good and we want to make sure you people are feeling good.

So, there’ll be meetings where you can go to, some will be with your departments, some will just be kind of general information sessions.  I find as people ask questions that it helps them just kind of understand a little bit.  As I said earlier that we do expect to try to close in 1Q calendar ’08, you know, it’s in everybody’s interest to do it as quickly as we can, but we have to do it well honoring and respecting all of the various regulatory approvals that are out there.

So, there’ll obviously be significant details after closing, but that’s a long time out.  So, what we can do based on the regulatory environment in terms of the planning of integration we’ll do as well as we can.  But in the meantime it is business as usual.  We’re going to get 8.3 out.  We are going to, you know, sell like crazy through the end of the quarter.  We’re going to get the fourth quarter off to a great start.  So, that’s kind of the—that’s the plan.

So, to talk a little bit about what this mean from a product perspective, Peter is going to join us.  And then, Peter, maybe Les you could just come on up right after Peter.  Peter?

Peter:                                                              Good afternoon.  I was just wondering how I might open up, you know, with impromptu sketch on—just out of the air.  I can’t compete with that.  But I can offer, I think, an impromptu congratulations.  I would just like—before we start this is a very special day.  A very special day.  It’s a very special day for a couple of reasons.

One of them we’re going to talk about a lot.  The other one is can everybody who has been involved in Cognos 8.3 Black Sea in anyway just stand up for one moment.  Stand up.  Across the board.  Put you arms in the air and give yourselves a huge round of applause.  We got the note today.  Cognos 8.3 has gone to manufacturing.  The Cognos 8.3 is going to be out at the end of the quarter.  You did this tremendous team, the execution team did a tremendous job of navigating a very significant release, a lot of bumps in the road, bringing it in on time, huge improvements in quality, huge improvements in the whole capability set that goes across 8.3.  So, very, very exciting.

And when you think about 8.3 it’s about fueling the growth.  Fueling the growth that’s built off that, you know, that idea that started seven years ago that led to report net, the Cognos 8 family, our refocusing and rebuilding of business intelligence around an SOA architecture.  It was all about fuel and growth.  Fuel and growth for the 21st Century and beyond and here we are.

And the conversation today is about taking that growth to the next level.  Accelerate and innovate.  The two sort of themes that you’re going to see come through again and again.  And the partnership with IBM as Ambuj says has been going on for a long time.

Over the last few years though as we’ve really taken on this focus of building an open platform, an extra wide platform, a business intelligence platform that’s the foundation for performance management that partnership has just grown stronger and stronger.  When we look at where we are today, a lot of the integration points are well understood.  Some of them are already in place.

And our focus is going to be how do we take those, how do we optimize the right ones to create leverage, and then how do we continue to accelerate and innovate around that.  When you compare that to the competitive landscape, SAP, and (inaudible), virtually no integration of any significance, enormous amounts of product overlap.  They’re going to be sorting through how to make this all work in the marketplace combined with the fact that it’s just going to be so difficult for them to really be this ERP independent player, which we know is just so fundamentally important in business intelligence for performance management.

So, integration, you know, is well understood and in many cases there it’s about optimization, acceleration, growth, innovation with virtually no product overlap.  It’s a tremendous story.  What can we think about in the immediate short-term?  The most important thing as Rob and Ambuj have said is we still remain two independent companies.

So, our primary goal is to continue business as usual.  The news on 8.3 is tremendous, but the work is already ongoing and when you look at the opportunity we’ve got now to bring the Applix team as you look towards MR1 and the big (inaudible) there.  And Applix integration bringing power play customers right back into the fold with (inaudible) cap.  Extending our usability in leverage around some of the great new dash boarding technology that’s being built off RAAS.  Some unbelievable opportunities combined with all the cohort work that’s going to build on the 8.3 release.

Now, planning capability, you know, the controller and the consolidation capabilities.  The capabilities of Cognos now it came to us in acquisition of Celequest back in January really beginning to accelerate in that applicant space.  So, our focus is going to be continue to focus on these projects, continue to focus on moving forward on our QDD journey, installing quality as part of the DNA and making sure that that QDD pragmatic transition that we’ve all started—and all embraced and engaged in continues when we really create a software team that’s unsurpassed in the world.

So, business as usual.  We will be talking more and we’re going to keep very open communication channels.  I think many of you have seen from (inaudible) there is an e-mail address.  I think it’s called askpeter@cognos.com.  Ask away.  We will be meeting back tomorrow again in this room with just the products team, so (inaudible) talk, you know, as you’ve thought through this over the evening anything that you see that in the way as a barrier that needs to be taken down to continue to drive the momentum that we have.  Just so you’re all aware we’ll also be meeting, you know, on telephone conferences with all of the offices around the world that’s already started.

So, we just want to keep the communication open and the purpose of that is, you know, not to go to a lot of speculation because clearly a number of things as, you know, Rob has said, will work their way through as we go through this process.  But to ensure that we do communicate we listen and we can keep moving and make sure we continue the momentum we have in the business.  So, that all starts now.

The other thing I wanted to throw out is, you know, you all saw last time we got together at the all staff meeting this slide from Kathy of IDC and I just think it’s one view.  But it’s a great view when you think about the vision that we have in driving leadership in performance management in BI and how all this comes together.

We know that very often these things start with reporting it’s just so fundamental.  And all the work that has gone on through Cognos (inaudible) the best foundation for that bar none (inaudible) extends to ad hoc query and (inaudible).  Again, we build that out.  That all happens around the data warehouse.  Horizontal applications become a significant leverage point if different market entry points, functional, vertical, industry, (inaudible) and data models build on that.

To really bring all of this together you need a full enterprise ETL and data quality capability.  And as you look forward, you know, business intelligence (inaudible) management is extending that (inaudible) proposition.  Search for your major feature and how people want to get at business intelligence data.  Collaboration how do you work as part of a full collaborative environment (inaudible) a suite, extending dashboards, and visualization, vertical apps, alerting predictive analysis.

When we get to understand the (inaudible) of the combined portfolio we will be able to pull together around this performance management BI objective.  It’s going to be one of the most powerful portfolios that there is, and it’s a very, very exciting opportunity.

So, as we think about it, I’m looking forward to continuing to, you know, to talk with you all and make sure we can continue to move forward on the tremendous momentum we have and it really is those two words that we should continue to focus on.  How do we accelerate and innovate because that’s why this game is going to be about going forward.  Thanks very much.  I look forward to talking to you soon.

Les:                                                                        I just wanted to share some perspectives, you know, Ambuj talked about the fact that we’ve been dating for a long time.  And, you know, when you get married it’s important that when you look across into the eyes of the other party that you have a lot of trust and confidence in that partner.  And on a personal level I want to share with you that IBM is a good company.

And that when you look at what value it brings to us, Cognos, and our vision that you’ve all worked so hard for many years to make pervasive performance management real.

What I’ve always appreciated about working for IBM around the world in every geography is that the global footprint, the reach and the range of capability to serve customers is unmatched.  The depth of the customer relationships that we will be able to capitalize on really extend so deep from an enterprise to enterprise point of view.  And the solution sets—the solution sets that we’ve created with IBM in partnership such as the risk management cockpit for financial services, the crime information warehouse for public sector environments to name a few.  The workforce performance solution set we can extend and I will tell you that the skills and the depth and the growth that we bring to the table in this open world will be really improved going forward.

Now one of the other things that I think is important to realize around IBM as a company albeit, it is a very large company.  It’s a global company.  Is that teamwork is the value and we operating as a segment and the brand of Cognos going forward, which really represents who we are can become part of that diverse king and we can execute together to win in the marketplace, which is really what we all live for.

This notion of moving up and to the right, which we all committed to and we’re going to continue to make happen in cooperation with this combination.  We, together, can make pervasive performance management real and we will do that.

Now, I do want to also say that there is a third quarter out there.  I couldn’t leave the meeting without saying that and there is a fourth quarter out there and there are customers out there and there are partners out there that we need to be focused on.  And we want to get as many people to the club next year as possible, which there will be a club for the people that are on that side of the business.  And we will have some webcasts tonight with Asia-Pacific, tomorrow with the global solutions teams to give you a sense for what—where am I here.

What our customers—what your customers—the touch points that we will have is that we are going to communicate this fame of continuity and this fame of accelerating the value and that accelerating the innovation going forward.

But most importantly the customers will hear about the continuity and all the things that Ambuj and Rob have described will allow us to do that.  The letters have gone out as of this meeting to all the customers announcing this combination and all the information and you can take a look at it that we’ve circulated to the customer (inaudible) teams is available on field support, which includes the FAQ’s, it includes a short five short presentation and then the key speaking points, which I would encourage you to take a look at because you’ll get a lot of questions as well as you’re interacting with our customers and partners.

And the calls have already started and I’ve gotten I can’t tell you how many e-mails from customers that really feel that this is the right move for us and the right move for them and how we can bring them even more value.

On the partner side because we are as part of the information management group we’re a solution provider and I like the comment that Ambuj made over night we’ve become with this announcement the top BI technology and services leader period.  That’s what we’ve become.

Now, from a partner perspective it’s really important to note that we will have a firewall, if you will, between us because global services is a great services organization, but we also have to serve many other global systems integrators and regional system integrators around the world and we’ll continue to do that.

We just got off the phone with some of our top global system integrator partners who appreciated that support of that openness.  So, that communication has also happened, it’s started.  Our goal is in the next few days.  We will touch all of our customers and we will communicate this our way, the way Cognos should communicate it, not the way our competitors will communicate.  And we will be able to say we can accelerate and integrate and innovate versus rationalize all the product offerings and move forward with the value.

So, really that’s what you can expect going forward with the customers.  I’ve been really pleased with so far today the interactions.  We’re going to learn a lot this week.  I think that together we need to continue to team and execute and win.  I appreciate and want to also thank on behalf of the GST this great team in the room that’s delivered 8.3, which is really the foundation of our future.  And you’ve done it and it’s our job now to continue to move this up into the right going forward.

So with that, I’d like to turn it back to Rob and the team for some Q&A.  Thank you.

Rob:                                                                       Just before we do have questions, I would like just to acknowledge some help that we received to get this done.  You know something like this that because of the nature of the public markets is a very secretive kind of affair there are a ton of people that have to work very hard to make this happen.  We had a populated data room that had 1,600 separate documents in it

1,600.  We have been working for about six weeks with the IBM team on diligence.

And people who can’t talk about this and go home to their wives at night or their husbands and can’t say anything about it on the legal side, Grant Gardiner, Diana Cianciusi, and Dean Roy on the finance side.  On the business development side, Mitch—Mitch Robinson, on the finance side, James Yersh, Rob Turpin, Jason Burke, Julie Pandeya.  These people—have I missed anyone of the core team?  Jim McFall.

These are people that, you know, for all of our benefits has worked around the clock for six to eight solid weeks, they’ve kept it to themselves and I just want to thank all of those folks.

Okay.  Any questions?  No.  Okay.  Good.  I’ll break the ice here because I was fortunate enough that I had someone send me some questions for the meeting, so let’s break the ice and then if anybody has got any questions, we’ll…

So, when can employees expect to understand whether their position will change or possibly even be eliminated as a result of the acquisition?

So, the first thing that I would stress with that is that you’ve just heard in state from Ambuj, from Peter in the last—that this is all about investment, about growth.  So, I want everyone to keep that in mind first.  Okay.  That we want to, you know, we want to try to keep everybody.  Whether our redundancies that just because, you know, we’re now part of IBM as opposed to a standalone public company, we’ll identify those as early as possible.

The typical process is that we’ll try to identify people who are in important transition roles.  The first thing we’ll try to do is say, well, if you’re in a transition role then maybe there’s not a job down the road in that particular role.  Is there another role that person can play given we’re going to invest and grow?  Is there another service that they could drive for IBM because it’s such a virtual world and so global now?  We’ll ask people to put up their hands and say, hey, I’d like to, you know, go over there or go over there if my job is eliminated.  That is going to be the exception, but it is a reality.  Okay.

So, over the next I would think four to six weeks as our plans come together and we—Tom is really going to be our key guy in the transition.  We’ll be identifying transitional roles, we’ll be working with the IBM team to communicate and make sure that that’s all made very clear to everybody.

I don’t see anybody at a mike yet, so I’m just going to carry on here.

What is the process is it going to take to place in order for these types of decisions?  Well, that is a joint team.  We will have—we’re fortunate that Mohamad Ali, who I introduced earlier, is going to be our integration partner.  Basically becomes part of our team—executive team as far as I’m concerned.  We will begin the process with meetings shortly and from that point we will, you know, start to develop the plans that we can start to communicate.

Oh, we have someone at the mike here.

Female Speaker:    Hi.  I know that IBM has some facilities currently in Canada and I’m wondering whether there are any (inaudible)?

Rob:                                                                       Well, the question was given IBM has about—I think about 400 software developers here in Ottawa is there plans to move people from the Riverside facilities to areas in Canada or what not.  It’s too early for any of that stuff, but I can tell you we got a great facility here, you know, our plan is for people to be here.  We’re going to grow it.  We have been looking at through Tom’s team what we can do about the Aurigas it’s completely separate from this and we’ll bring that to IBM’s attention now whether we want to consolidate those into one facility.  But there are no plans—there will be no plans to not take advantage of this great facility we have here.

Male Speaker:                Rob, this is a question for you.  Knowing now what was going on, can you tell us what you felt when you heard about the Business Objects takeover?  Were you surprised?

Rob:                                                                       Was I surprised by the Business Objects takeover by SAP?  Yeah, and given the timeframe like you—when that happened you couldn’t say anything about what was going on with (inaudible).

Male Speaker:                That’s right.  That’s right.  Well—yeah, that’s right.

Rob:                                                                       I wasn’t that surprised by the Business Objects SAP thing partly because it has been widely leaked in the press in an article in the Figero Newspaper in Paris, so it was pretty much out there.  So, I wouldn’t say that I was that surprised given the extent to which it had been talked about.

It was a little bit challenging as we began our discussions with IBM, but, you know, it’s just something we had to be—keep confidential.  Okay.

Rob:                                                                       I’ll read the rest of these questions since they might be on some of your minds.  John asked if this was my mother.  My—you can imagine I’ve been here 23 years and my family, you know, lives and breathes Cognos, so it’s a big day for them too.  I’m sure as many of you.

There are some investigations ongoing (inaudible) restructuring modifying reporting structures as a result of the Applix acquisition.  Should we put these on hold?

All of our Applix post acquisition integration activities carry on full steam.  We’re going to integrate that into the company the way that we’re going to integrate it.  It is going to become an important part of this segment.  If you think about what IBM is putting together here with DB2 and cubing services and our Power Play (inaudible) and the Applix capability we have such a strong dimensional rolled out story coming out of this acquisition.  It’s really incredible, so we’re just going to continue what we’re doing with Applix from an integration perspective.

Collin?

Collin:                                                          Hi.  A lot of us have long-term friends and colleagues in the sales organization in your geographic sales groups.  Can you give us some more information about how this is likely to effect them?  Will they be—remain independent or will they become a part of a greater IBM sales force?  And I guess a particular question, do we carry on planning for kick off?

Rob:                                                                       Yes, on kick off.

Collin:                                                          I can understand if you can’t answer that question until you’ve spoken to the (inaudible).

Rob:                                                                       No, I think it’s very clear, you know, we’ve talked Ambuj and Mohamad that we’re going to grow this business.  And when you actually look at it, there’s a lot of alignment between our organization and what IBM calls integrated operating teams around the world, which exists in Asia-Pac, Europe, and the Americas.

So, we will keep our integrated solution capability as Peter described on the product side, you know, in the short-term that’s exactly what we’re going to continue to do and we’re going to connect once this closes that capability to the integrated operating teams to deliver to the customer what they need.

Now, I can tell you as it relates to the global solutions team, we have many executives who, like myself, have also worked for IBM in the past.  So, Dave Laverty is one of them, our Chief Marketing Officer was with Lotus and then was with—how long were you with IBM, Dave?  He was with IBM for six years.  Dave will be part of the team.  Rick Gilbody also was part of Lotus, he runs the Americas.  He’ll be part of the team.  Ad Voogt will continue to be part of the team.

So, what we’re going to do is really as I mentioned the theme is we are going to accelerate in terms of how we’re going to scale the business and then we’re going to innovate with not only the solution sets, but the business models that we can delivery to customers being able to take advantage of the whole software group portfolio.

So, I like to think about this really as I keep saying up into the right, upward and onward type approach.  Is that fair, Mohamad?

Mohamad:                                        Yeah.

Rob:                                                                       Yeah.  Go ahead.

Ambuj:                                                        So, I just want to say a few words about IBM’s acquisition strategy as opposed to some of the things that other (inaudible).  Rob mentioned it a little bit, but I want to expand, but before I say anything Tom put 1,600 documents in there and we had to read them all.

Tom:                                                                    So, they were busier than us.

Ambuj:                                                        Exactly.  But the point of reading that (inaudible) is not about only understanding what you do, but how to accelerate the business.  Deeper understanding of how you go to market, deeper understanding of how your channels work, deeper understanding of how your sales force is very important to us.  Because our acquisition strategy is about growth.

So, many companies are there do acquisitions and they do consolidation and expense reduction.  So, it’s about profitability rather than their top line growth.  See some of the acquisitions done by our competition.  Ours is about growth, so our intent is that we grow this (inaudible) we put after burners behind (inaudible).  We cannot do that without leveraging the infrastructure and the structures you have in the marketplace.

So, our intent is to invest in that infrastructure because the train that is moving and we are adding few more people to that to make sure that it does it even more and faster.  So, that’s our strategy that we want to grow this business, much faster than it could do by leveraging IBM’s global reach and access to the industry solution.

Les:                                                                        Ambuj, you may want to comment on sell and support versus sell and run because I think that’s an important concept.

Ambuj:                                                        Okay.  Since you didn’t ask me the question and Les asked me…

So, Rob said something about complimentary culture.  IBM has this view that unless the things that you sell really works, you cannot go the clients next year, year after year after year and ask for more business.  So, we have a sell and support culture because when we sell we want to be there to make sure it carefully deploys and the cut lines get (inaudible).

There are many vendors are there who go from deal to deal.  I got that deal done and now I want to move onto the next deal.  That’s what we call the sell and run strategy.  And so sell and support strategy is the key value proposition that IBM brings to the table.  And when we think about merger of the two companies we not only look at the products and services, but we also look at whether they have the same culture in terms of the way they deal with their clients.

Because that’s when we can get the full (inaudible) because IBM culture and Cognos’ culture was so aligned that it was very important for us that we understood that through the 1,600 documents plus talking to a lot of people who understand whether we can actually put a few more compartments behind this train that is running so we can actually rate the business that you have.  And leverage what you have with what IBM does so we can leverage our global reach for you and your capability for our hardware or the middleware and services as well.  So, it’s about growth.

Les:                                                                        Okay.  Tom?  Maryann?

Maryann:                                           Hi, Rob.  I think this is a great thing for Cognos today and Les mentioned something about customer letters going out, but as you know I’m on the powerhouse side of the sales business.  So, my question really is how is that going to be addressed and what do I tell my customers?  This morning I’m already getting e-mails about what does that mean?

Rob:                                                                       Well, I sent a note this morning Roger Keeler has sent me a note, it’s business as usual.  Continue to do what we’re doing, no change.  We’re running—first of all between that and close we’re running independently anyway, so there’s no change there.  There’s no reason why we would change anything that we’re doing there at this stage, so it’s business as usual that’s what you should communicate to them.  Letters will be going out to those customers too, so there’s no plans to change anything that we’re doing there.

Maryann:                                           Okay.  Thanks.

Rob:                                                                       Okay.

Ambuj:                                                        I just wanted to comment on that a little bit.  IBM also has a strategy of supporting (inaudible) that we sell to customers.  So, I don’t know—I heard of businesses that were created in 1960 and we were still—and they generate an amazing amount of cash.

Rob:                                                                       I told you he was smart.

Ambuj:                                                        So, it’s—I’m trying to say what’s going to happen with this (inaudible) that we purchased in the 70’s and you have continued to support it.  Well, hey, great news because it was the last 22 quarters that business has grown because (inaudible) the economy runs from that particular system.  We support what we sell.  I mean, it’s—clients depend on it and the last thing we want to do is leave them hanging.

Male Speaker:                Yeah, hi.  I’m in marketing and we’re in the process now of getting ready doing our plans for the next fiscal year, and I was just wondering perhaps you could give us maybe a sense or a sneak peak when you look at, you know, the variety of the portfolio that we have at Cognos in terms of BI products, financial performance management, general performance management and then solution areas.  Where do you feel our—some of the greater spots of potentials and opportunities for us in the marketplace to grow so that we could maybe start thinking about those and targeting them?

Rob:                                                                       I’m going to let Ambuj answer that, but I’m going to say we really can’t, you know, look beyond kind of how we’re running our business today from a regulatory perspective.  So, it’s hard—Ambuj has put a difficult spot if he says, well, I think you should really invest over here in these public sector solutions.  He’s really not allowed to do that.

So, right now assume that IBM really likes the areas we’re invested in or they wouldn’t have bought us.  The message that I received from Ambuj and the team is just keep doing what you’re doing, which is what we intend to do.  And during the integration planning process with Mohamad’s help we’re going to look at where we could optimize subject to getting everything approved from a regulatory perspective.

So, I wish we could answer that with more specificity, but we really can’t.

Male Speaker:                Look forward to the answer coming up then.

Rob:                                                                       You got it.

Male Speaker:                Thank you.

Rob:                                                                       You’ll be the first to know.  There is another question here.  First question was hiring reqs were being reevaluated by some, but some were re-approved as a (inaudible) do we still proceed to hire?  Full steam ahead.  Business as usual, you know, the approval for hiring people just go and hire people.  Keep doing what you’re doing.  Okay.  There are obviously, you know, in an arrangement like this there are what we call—John calls anyway, covenants, the rest of us call them rules.  There are these covenants in the agreement that there are certain things that we can’t do based on dollar amounts, some of who are from IBM and those are extraordinary things.  But with respect to the running of our business it’s full steam ahead.  Just keep doing what we’re doing.

Do we have specific financial targets that need to be met by specific timelines as part of the closure to the acquisition?  No, we don’t.  All we have to deal with here are regulatory approval and that’s it.  There’s no targets that we have to get over a certain amount of revenue in our quarter or next quarter or any of that stuff.

Ambuj:                                                        (Inaudible).

Rob:                                                                       Okay.  I give up.  I give up.  Any other questions?  Yes, John.

John:                                                                 With the declining U.S. dollar is there any (inaudible)?

Rob:                                                                       Well, I think it was a $1.04 this morning.  Yeah, it was quite low this morning.  No.  Bill has been negotiating.  The question is with the dollar at where it is, is there any opportunities to renegotiate the deal?  In Canadian dollars we didn’t think about that when the Canadian dollar was $0.96.  No, a deal is a deal.  It’s $58 U.S.  I will say that the agreement itself—can I talk about this Jim?

The agreement itself does include a level of protection for Canadian stock option and our (inaudible) holders that if the currency goes over a certain amount they’ll be protected.  And we negotiated—the IBM team absolutely wants everyone motivated and excited going into this.  and so we negotiated some currency protection because the dollar started to move a lot during negotiations.  So, there is some protection in there that will be very public when the document is made public.  Okay.

Yeah.

Male Speaker:                (Unintelligible)?

Rob:                                                                       There’s a very—if another cash rich technology company were to make an offer, would Cognos be obliged to respond to it was that the question?  There is—this arrangement is a very complex arrangement.

The document is probably this thick and involves two sides.  One is, you know, certain things that the IBM company would negotiate in that deal to achieve some certainly of getting the deal closed and certain things that our Board would negotiate to exercise their fiduciary responsibility in the event that that might occur.

That was kind of like the covenant thing, you know.  Totally covenant.

Female Speaker:    Stock options (unintelligible)?

Rob:                                                                       Stock options will roll into IBM equivalent stock options at the date of close in our (inaudible)—sorry, (inaudible).

Male Speaker:                Yes, I’m wondering how our software development practices will change to become more aligned with what’s done on IBM.

Ambuj:                                                        As we said we are two independent companies and we continue to do what we are doing.  But typically what happens in any merger of this kind there are certain best practices that we have and there are certain best practices in the company whether it’s software, data process, or the way we work with that channel or the way we go to market or the way we do any other part of the business.

And it’s our opportunity as the integration planning is going on to think about over a long period of time how do we cross leverage.  So, you might find something that would (inaudible) my clients something very good and IBM company in terms of software (inaudible) process that might be of importance to you.

We, you know, we are all—we all use rational (inaudible) like (inaudible) and that may be of (inaudible) to you.  But unless it provides new value to you, we shouldn’t change anything, but unless it provides new value to us, we don’t change anything.  But it’s all about cross (inaudible) both from product and services, as well as best practices.

But that all comes after the closure.  I mean, nothing happens we can just do integration planning, you know.

Male Speaker:                Peter, is it useful to (inaudible) what Dave Thomas’ background in (inaudible)?

Peter:                                                              I’m sure I think most of you know Dave who is working with us—Dave Thomas who is working with (inaudible) transition has also spent a lot of time with the IBM Company and, you know, and his—when his company was acquired into that culture.  So, I think a lot of what we’re working through will be highly synergistic, you know, and clearly we’ll work to figure out how we align that, you know, as Ambuj is going for it a longer-term,  But we should keep the momentum up because it’s, you know, it’s a tremendous change that we’ve taken on.

Ambuj:                                                        The last thing we can do is disrupt what you’ve built.  Because we have learned through—we have learned many times and I think this is my 23rd acquisition or merger, you know, whichever way you want to call it a software group.  It’s about over 50.  The first ones that we did in ’95 and ’96 we learned from that and some of you were with us for that.  And it was (inaudible) decided to join us again anyway.  You can wave your hand.  That was our Lotus acquisition.

But over a period of time we have best practices associated with that.  So, the last thing we can do is just destruct an engine that is moving forward.  Believe me my neck is out here, you know, when I stand up in front of the Board and ask for $5 billion they want return on their investment.  So, the last thing we want to do is to disrupt anything that is going on because it’s part of our (inaudible).

Peter:                                                              Perhaps we can come and renegotiate the (inaudible) contract.

Rob:                                                                       Great.  Thanks everybody.  We will have as I said information sessions, you know, we’ll—hopefully we’ll get in touch with many of you.  So, just to wrap up if you guys want to—well, I’ll just wrap up here for a second.

If we can just—just to close, I just want to emphasize in my view what a homerun this is for everybody.  And, you know, the shock of it will wear off and you’ll get comfortable as I have, and we’ll communicate.  You’ll hear about the plans, but let me tell you, this is a homerun, which is a great opportunity, a deal for our shareholders, it’s a great deal for IBM shareholders that’s the first part of the equation.  But in terms of a company that has got great practices with its people, its got great reputation, global reach, the ability to make us instantaneously the number one player in the marketplace, this is a great opportunity for everybody.  So, I’m very excited about it, 22 years at Cognos and now I’m looking out for the next 23.  This is a great opportunity and I want everybody to kind of just, you know, be very proud of the work that we’ve done to get ourselves to this point.  We’ve got a lot of work in front of us to keep going here, but this is a great, great moment for the company and thank you everybody for their contribution over the years and I look forward to taking it to the next level.  Thank you.